

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

James Westmoreland
Chief Executive Officer
Daybreak Oil and Gas, Inc.
1414 S. Friendswood Dr., Suite 212
Friendswood, TX 77546

      Re: Daybreak Oil and Gas, Inc.
          Form 10-K for the Fiscal Year ended February 28, 2022
          Filed June 15, 2022
          File No. 000-50107

Dear James Westmoreland:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation